SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 05, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) # 43.776.517/0001 -80
Corporate Registry (NIRE) # 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23
MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2006

1. Date, Time and Venue: On April 27, 2006, at 10 am, at the Company’s headquarters located at Rua Costa Carvalho, 300, in the city of São Paulo, State of São Paulo. CALL: Call Notice published in the March 25, 28 and 29 editions of the newspapers “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) and “Folha de São Paulo”. ATTENDANCE: Shareholders representing over two-thirds of the Company’s capital stock, pursuant to the signatures in the Shareholders’ Attendance Book, as well as the Fiscal Council Member, Mr. Francisco Martins Altenfelder Silva and the Independent Auditors’ representative, from Deloitte Touche Tohmatsu, Mr. Marco Antonio Brandão Simurro PRESIDING: Chairman of the Presiding Board: board member Mr. Mário Engler Pinto Junior. Secretary: shareholder Ms. Maria Cristina Biselli Ferreira. AGENDA: ANNUAL GENERAL SHAREHOLDERS’ MEETING I. To analyze the Management Accounts and the Financial Statements supported by the Reports from the Fiscal Council and External Auditors, related to the fiscal year of 2005, in compliance with the Management’s Report, the Balance Sheet and corresponding Explanatory Notes. II. To resolve on the allocation of income and the transfer of the balance of retained earnings to the investment reserve, according to the Multi-Year Investment Plan Capital Budget. III. To elect the sitting and alternate members of the Board of Directors and the Fiscal Council. CLARIFICATIONS: 1) The issues were duly discussed by the Capital Defense Council of the State (CODEC), by means of Opinion # 060/2006, of 04.25.2006, related to Finance Secretary Process # 12091-174488/2006, which instructed the vote of the representative of the shareholder São Paulo State Finance Department, in addition to the orientation received from the São Paulo State Secretariat of Energy, Water Resources and Sanitation. 2) The minutes were drawn up in summary form, pursuant to paragraph 1 of Article 130 of the 6404/76 and amendments thereto. RESOLUTIONS: The Presiding Chairman brought up for discussion item “I” of the Agenda, “To Discuss the Management Accounts and the Financial Statements supported by the Reports of the Fiscal Council and External Auditors, related to the fiscal year of 2005, in compliance with the Management Report, the Financial Statements and the corresponding Explanatory Notes” and registered the attendance of Messrs. Marco Antonio Brandão Simurro and Francisco Martins Altenfelder Silva, representing the Independent Auditors - Deloitte Touche Tohmatsu and the Fiscal Council, respectively, as well as Mr. Iassuo Hagy and Ms. Nara Maria Marcondes França, respectively, Executive Assistant of the Economic and Financial and Investor Relations Office, and Head of the Accounting Department, respectively. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Cristina M. W. Mastrobuono, based on said CODEC Opinion and considering that the issue had been approved by the Company’s Board of Directors and Fiscal Council, proposed the approval of the Management Accounts and the Financial Statements, supported by the Reports of the Fiscal Council and External Auditors, who declared that the referred Financial Statements adequately represented, in all relevant aspects, the equity and financial position of Sabesp on December 31, 2005. The Chairman then put the issue to the vote and abstentions and against opinions having been duly registered, the proposal of the shareholder São Paulo State Finance Department was approved by the majority. Subsequently, the Chairman brought up for discussion item “II” of the Agenda, “To resolve on the allocation of income and the transfer of the balance of retained earnings to the investment reserve” according to the Multi-year Investment Plan Capital Budget”, Messrs. Marco Antonio Brandão Simurro, Francisco Martins Altenfelder Silva, Iassuo Hagy and Nara Maria Marcondes França, previously qualified to remain present. Resuming the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Cristina M. W. Mastrobuono, based on said CODEC Opinion and considering that the issue had been approved by the Company’s Board of Directors and Fiscal Council, proposed, pursuant to Article 192 of Law 6.404/76 and amendments thereto, the allocation of income from the fiscal year of 2005 as follows: Income for the year R$ 865,647,161.85; (+) Realization of the Revaluation Reserve R$ 89,448,707.31; (-) Interest on Own Capital R$ 348,215,594.64; (-) 5% Legal Reserve R$ 43,282,358.09; Retained Earnings R$ 563,597,916.43. In order to fulfill the Company’s investment needs, envisaged in the Multi-year Investment Plan Capital Budget at R$ 3,870.7 million for the period between 2004 and 2007, we proposed the transfer of R$ 563,597,916.43 from Retained Earnings to the Investment Reserve. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and against opinions, was approved by the majority. Subsequently the Chairman brought up for discussion “item III” of the Agenda, “To elect the sitting and alternate members of the Board of Directors and Fiscal Council”. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Cristina M. W. Mastrobuono, nominated Messrs. MAURO GUILHERME JARDIM ARCE, FERNANDO CARVALHO BRAGA, ADEMAR PEREIRA, FERNANDO VASCO LEÇA DO NASCIMENTO, FERNANDO MAIDA DALL’ACQUA, MARIO ENGLER PINTO JUNIOR, GUSTAVO DE SÁ E SILVA and Ms. MONICA HERMAN SALEM CAGGIANO as members of the Board of Directors with a mandate of one (1) year. Mr. Antonio Claudio Zeituni, representing Fundo Fator Sinergia II FIA, Portfolio Brazil LLC, Claritas Long Short FIM Longo Prazo, Claritas Private Long Short FIM and Banesprev – Fundo Banespa de Seguridade Social (Banespa’s Social Security Fund), on behalf of the minority shareholders represented by him, and Ms. Silvia Oliveira Brito de Moura, representing Citibank NA and HSBC – Banco Múltiplo S/A, pursuant to Article 239 of Law 6404/76 and amendments thereto, nominated Mr. ALEXANDER BIALER. The choice of the Board’s Chairman and Vice-Chairman was also submitted by the Chairman to the resolution of the Meeting, pursuant to paragraph 1 of Article 12 of the Company’s Bylaws, it being resolved that the Board of Directors would be composed of: Chairman: Mr. Mauro Guilherme Jardim Arce, Brazilian citizen, married, electrical engineer, domiciled at Rua Canário 943, apartamento 62, Moema, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 2.550.634 SSP/SP and Individual Taxpayer’s ID (CPF) # 107.894.648 -53; Vice-Chairman: Mr. Fernando Carvalho Braga, Brazilian citizen, divorced, economist, domiciled at Rua Itapaiuna 1800, apartamento 201, Fazenda Morumbi, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 4.911.744 SSP/SP and Individual Taxpayer’s ID # 538.987.458 -72; Board Members: Messrs Ademar Pereira, Brazilian citizen, married, lawyer, domiciled at Av. Nova Cantareira 1389, apartamento 122, Santana, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 3.448.220 -SSP/SP and Individual Taxpayer’s ID (CPF) # 107.259.388 -20; Fernando Vasco Leça do Nascimento, Brazilian citizen, married, lawyer, domiciled at Rua José Monteiro Filho 270, apartamento 81, in the City of São Bernardo do Campo, State of São Paulo, bearer of Identity Card (RG) # 2.592.575 SSP/SP and Individual Taxpayer’s ID (CPF) # 035.092.818 -53; Fernando Maida Dall’Acqua, Brazilian citizen, married, agricultural engineer, domiciled at Rua Carlos Queiroz Telles 81, apartamento 131, Morumbi, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 4.146.438 -2 SSP/SP and Individual Taxpayer’s ID (CPF) # 655.722.978 -87; Mario Engler Pinto Junior, Brazilian Citizen, single, lawyer, domiciled at Rua Tabatinguera 140, 17º andar, Centro, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 4.722.183 SSP/SP and Individual Taxpayer’s ID (CPF) # 988.910.818 -68; Gustavo de Sá e Silva, Brazilian citizen, widower, economist, domiciled at Alameda Jaú 1817, apartamento 11, Cerqueira César, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 682.763 SSP/SP and Individual Taxpayer’s ID (CPF) # 003.325.008 -10; Ms. Monica Herman Salem Caggiano, Brazilian citizen, married, lawyer, domiciled at Al. Piratinins 138, Alphaville, Residencial 10, in the City of Santana de Parnaíba, State of São Paulo, bearer of Identity Card (RG) # 3.723.202 and Individual Taxpayer’s ID (CPF) # 593.107.078 -87, and Mr. Alexander Bialer, Brazilian citizen, single, mechanical engineer, domiciled at Rua Monte Alegre 649, apartamento 101, Perdizes, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 3.563.319 SSP/SP and Individual Taxpayer’s ID # 029.379.568 -15. Immediately thereafter, the Chairman proceeded to the election of the sitting and alternate members of the Fiscal Council, granting the attending shareholders the right to nominate said members. Subsequently the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Cristina M. W. Mastrobuono, indicated as sitting members Messrs: MARIA DE FÁTIMA ALVES FERREIRA, JOÃO CARLOS ARAUJO DOS SANTOS, FRANCISCO MARTINS ALTENFELDER SILVA and DILMA SELI PENA PEREIRA, and as alternate members Messrs: TOMÁS BRUGINSKI DE PAULA, ARTHUR QUARTIM BARBOSA ARAUJO, VANILDO ROLANDO NEUBAUER and ANGELO ALBERTO FORNASARO MELLI. Mr. Antonio Claudio Zeituni, representing Banco Fator, Portfolio Brazil LLC, Claritas Long Short FIM Longo Prazo, Claritas Private Long Short FIM and Banesprev – Fundo Banespa de Seguridade Social (Banespa’s Social Security Fund), on behalf of the minority shareholders represented by him, and Ms. Silvia Oliveira Brito de Moura, representing Citibank NA and HSBC – Banco Múltiplo S/A, pursuant to Article 240 of Law 6404/76 and amendments thereto, nominated, respectively, as sitting and alternate member of the Fiscal Council, Mr. JORGE MICHEL LEPELTIER and Mr. ALEXANDRE LUIZ OLIVEIRA DE TOLEDO. The Fiscal Council, with a mandate of one (1) year, was constituted as follows: Sitting Members: Maria de Fátima Alves Ferreira, Brazilian citizen, married, business administrator, domiciled at Rua da Meação 144, apartamento 51, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 11.766.712 -2 SSP/SP and Individual Taxpayer’s ID (CPF) # 022.218.418 -32; João Carlos Araujo dos Santos, Brazilian citizen, married, philosopher with a graduate degree in Economics, domiciled at Rua Caiowaá 1260, apartamento 236, Perdizes, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 7.681.538 and Individual Taxpayer’s ID (CPF) # 011.035.138 -00; Francisco Martins Altenfelder Silva, Brazilian citizen, married, business administrator, domiciled at Rua Apinagés, 374, apartamento 72, Perdizes, in the City of São Paulo State of São Paulo, bearer of Identity Card (RG) # 4.419.384 SSP/SP and Individual Taxpayer’s Register (CPF) # 203.882.418 -53; Dilma Seli Pena Pereira, Brazilian citizen, divorced, Business Administrator and Geographer, domiciled at Al. Campinas 720, apartamento 12, Jardim Paulista, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 216.219 SSP/DF and Individual Taxpayer’s ID (CPF) # 076.215.821 -20; and Jorge Michel Lepeltier, Brazilian citizen, legally separated, economist, domiciled at Rua Particular s/n° in the City of Mairiporã, State of São Paulo, bearer of Identity Card (RG) # 3.919.557 SSP/SP and Individual Taxpayer’s ID (CPF) # 070.190.688 -04. Alternate Members: Tomás Bruginski de Paula, Brazilian citizen, single, economist, domiciled at Rua Simão Álvares 175, apartamento 06, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 1.554.630 -1 and Individual Taxpayer’s ID (CPF) # 092.553.068 -98; Arthur Quartim Barbosa Araujo, Brazilian citizen, single, business administrator, domiciled at Al. Jaú 796, apartamento 510, Cerqueira César, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 29.985.523 -5 and Individual Taxpayer’s ID (CPF) # 271.646.858 -35; Vanildo Rolando Neubauer, Brazilian citizen, married, lawyer, domiciled at Rua Alves Guimarães 689, apartamento 13, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 6.759.053 SSP/SP and Individual Taxpayer’s ID (CPF) # 603.327.868 -20; Angelo Alberto Fornasaro Melli, Brazilian citizen, married, architect, domiciled at Rua Angelo Este nº 99, Jardim Guadalupe, in the City of Osasco, State of São Paulo, bearer of Identity Card (RG) # 1.580.279 -6 SSP/SP and Individual Taxpayer’s ID (CPF) # 699.992.798 -72; and Alexandre Luiz Oliveira de Toledo, Brazilian citizen, married, lawyer, domiciled at Rua Viradouro 97, apartamento 64, Vila Nova Conceição, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 7.547.108 SSP/SP and Individual Taxpayer’s ID (CPF) # 037.446.598 -36. The Fiscal Council Members elected shall exercise their functions until the next General Shareholders’ Meeting and, should any sitting member be uable to attend a Council meeting, same shall inform the Company’s General Office – PPS, so that the alternate member in question may be summoned. The investiture of the Members of the Board of Directors and the Fiscal Council shall comply with the pre-requirements and procedures provided for by the Corporate Law and other statutory provisions, including the delivery of the Declaration of Assets, the declaration of non-existence of legal impediment and the Instrument of Consent to the Bovespa’s Listing Rules and any other requirements under the pertinent legislation. Under the terms of CODEC Opinion 150, of December 14, 2005, the compensation of the Board of Executive Officers, corresponds to the monthly individual value of R$ 14,800.00 (fourteen thousand and eight hundred Reais), beginning in January 2006, plus the annual compensation as provided for by Article 4 of CODEC Resolution 01/91, all CODEC guidelines to be observed, especially articles 2 and 6 of CODEC Resolution 01/91. Should any Executive Officer fill more than one post, same shall receive compensation for one post only. Members of the Board of Directors shall receive monthly compensation equivalent to 0.2 (two-tenths) of that stipulated for the Chief Executive Officer. Board Meetings shall take place at least once a month, in accordance with the Company Bylaws. Board Members missing two consecutive meetings shall not be compensated for the second month of said absence. Members of the Fiscal Council shall receive one tenth (0.1) of the weighted average of the monthly compensation paid to the Chief Executive Officer per meeting, limited to one meeting per month. The proposal was approved by a majority of votes. The vote took place as follows: Mr. Adelmo Ferreira de Lima Filho, Brazilian citizen, single, bearer of Identity Card (RG) # 30.620.540 -3-SSP/SP, representative of the shareholder The Bank of New York, whose power of attorney was authenticated by the Presiding Board and registered under number 1, presented the following statement of vote, being: as to item I of the agenda of the General Shareholders’ Meeting, 1,847,859,750 favorable to the approval, 940,750 against and 3,104,000 abstentions; item II, 1,846,412,250 favorable to the approval, 1,605,000 against and 4,574,750 abstentions; item III, 1,765, 247,250 favorable to the approval, 31,260,000 against and 56,140,750 abstentions. Mrs. Silvia Oliveira Brito de Moura, a Brazilian citizen, married, OAB (Brazilian Bar Association)/SP #202,288, representative of the shareholders Citibank NA and HSBC – Banco Múltiplo S/A, whose powers of attorney were authenticated by the Presiding Board and registered under number 2, presenting the statement of affirmative votes as to items I, II and III of the General Shareholders’ Meeting, except for the shareholders Barclays Global Investor, N.A. who abstained from voting on item I and the shareholders Public Employee Retirement System of Idaho, Ontario Teacher’s Pension Plan Board, Microsoft Global Finance Limited and Kansas Public Employees Retirement System, who abstained from voting on item III, and the shareholder Stiching Bedrijpstakpensionenfonds Voor de Metalektro, which recorded a against vote on item III and number 3, whose votes were favorable to item I, II and III of the General Shareholders Meeting. Mr. Antonio Claudio Zeituni, a Brazilian citizen, separated, OAB/SP #123,355, representative of the above-mentioned shareholders, whose powers of attorney were authenticated by the Presiding Board and registered under numbers 4, 5 and 6, abstained from voting on items I and II. CLOSURE AND EXECUTION OF THE MINUTES: Having no other issues to be discussed, the Chairman thanked all the attending members and declared the General Meetings adjourned, determining these Minutes to be drawn up, which were then read, found in compliance and signed by the Chairman and the Secretary of the Presiding Board and the attending shareholders, who constituted the majority necessary for the resolutions to be taken. ATTENDANCE: Chairman of the Presiding Board, Board Member Mr. Mário Engler Pinto Junior; attorney-in-fact Cristina M.W. Mastrobuono, representing the shareholder São Paulo State Finance Department; Mr. Francisco Martins Altenfelder Silva, Company Fiscal Council Member; Mr. Marco Antonio Brandão Simurro, representing the Independent Auditors, Deloitte Touche Tohmatsu; and Messrs. Adelmo Ferreira de Lima Filho, Antonio Claudio Zeituni, Silvia Oliveira Brito de Moura and Maria Cristina Biselli Ferreira.
DOCUMENTS FILED at the Company’s General Office (PPS).

São Paulo, April 27, 2006.

_______________________________________________ MÁRIO ENGLER PINTO JUNIOR	_______________________________________________ CRISTINA M. W. MASTROBUONO
by the São Paulo State Finance
Chairman of the Presiding Board	Department

_______________________________________________ MARIA CRISTINA BISELLI FERREIRA	_______________________________________________ ADELMO FERREIRA DE LIMA FILHO
Secretary of the Presiding Board-
OAB/SP 39,570

_______________________________________________ SILVIA OLIVEIRA BRITO DE MOURA	_______________________________________________ ANTONIO CLAUDIO ZEITUNI

ANNUAL GENERAL MEETING HELD ON 04.27.2006
Majority Shareholder

ATTORNEY-IN-FACT / QUALIFICATION (Nacionality, marital status, Bar Association Registration (OAB) no.)	SHAREHOLDER	# OF COMMON SHARES	%
MS. CRISTINA M. W. MASTROBUONO (Brazilian, married, State Attorney, bearer of the São Paulo Bar Association - OAB/SP registration no.86.703)	SÃO PAULO STATE TREASURY SECRETARIAT	14,313,511,870	50.2588

Minority Shareholders

ATTORNEY-IN-FACT / QUALIFICATION (Nationality, marital status, Bar Association # (OAB)	SHAREHOLDERS	# OF COMMON SHARES	%
Power of attorney 1: Mr. ADELMO FERREIRA DE LIMA FILHO (Brazilian, single, bank worker, bearer of the Identity Card - RG no. 30.620.540-3)	THE BANK OF NEW YORK ADR DEPARTMENT	6,429,805,500	22.5769
Power of attorney 2: MS. SILVIA OLIVEIRA BRITO DE MOURA (Brazilian, married, bearer of the São Paulo Bar Association - OAB/SP registration no.202.288)	MTBC400035147	5,209,019	0.0182
	THE TBC PRIVATE TRUST	60,519,400	0.2125
	COMMONWEALTH OF PENNSYLV. PUB SCHOOL EMP RET S	92,217,900	0.3238
	SEI INVEST CANADA CO EM MKTS EQ FUND	4,028,100	0.0141
	PUBLIC EMP RET SYSTEM OF IDAHO	122,440,000	0.4299
	CENTRAL STATES SOUTH AND SOUTH AREAS PEN FU	12,379,600	0.0434
	BELL ATLANTIC MASTER PENSION TRUST	6,608,923	0.0232
	PHILIPS ELECTRONICS N.A. CORP MASTER RET TRU	549,276	0.0019
	COMMONWEALTH OF PENNSYLVANIA STATE E R SYSTEM	18,800,000	0.0660
	THE PENSION RESERVES INVESTMENT MANAG BOARD	24,116,331	0.0846
	SOVEREIGN EMERGING MARKETS EQUITY POOL	6,110,000	0.0214
	ING EMERGING COUNTRIES FUND	40,000,000	0.1404
	TCW AMERICAS DEVELOPMENT ASSOC LP	27,350,000	0.0960
	STATE OF CONNECT RET PLANS AND TRUST FUND	13,621,861	0.0478
	THE CALIFORNIA STATE TEACHERS RET SYSTEM	25,326,300	0.0889
	IBM TAX DEFERRED SAVINGS PLAN	2,430,000	0.0085
	USAA EMERGING MARKETS FUND	21,323,400	0.0748
	ONTARIO TEACHERS PENSION PLAN BOARD	17,490,000	0.0614
	PENSION FUND OF THE CHRISTIAN CHURCH	38,931,870	0.1367
	FORD MOTOR COMP DEFINED BENEF MASTER TRUST	990,000	0.0034
	MICROSOFT GLOBAL FINANCE LIMITED	10,000,000	0.0351
	STICHTING BEDRIJFSTAKPENSIONENF VOOR DE METALEKTRO	47,060,000	0.1652
	BARCLAYS GLOBAL INVESTORS NA	41,108,617	0.1443
	KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM	14,800,000	0.0519
Power of attorney 3: MS. SILVIA OLIVEIRA BRITO DE MOURA (Brazilian, married, bearer of the São Paulo Bar Association - OAB/SP registration no. 202.288)	COLLEGE RETIREMENT EQUITIES FUND	237,612	0.0008
	NORGES BANK	20,152,760	0.0783
	GARD P&I (BERMUDA) LTDA	5,110,000	0.0179
	THE YOUNG MEN'S CHRISTIAN ASS RET FUND	5,193,500	0.0182
	STICHTING PENSIOENFONDS ABP	20,460,000	0.0718
Power of attorney 4: MR. ANTONIO CLAUDIO ZEITUNI (Brazilian, legally separated, bearer of the São Paulo Bar Association - OAB/SP registration no. 123.355)	FUNDO FATOR SINERGIA-II FIA	36,790,000	0.1291
Power of attorney 5: MR. ANTONIO CLAUDIO ZEITUNI (Brazilian, legally separated, bearer of the São Paulo Bar Association - OAB/SP registration no. 123.355)	PORTFOLIO BRAZIL LLC	18,500,000	0.0649
	CLARITAS LONG SHORT FUND INV MULTIMER LONG PRAZO	71,953,000	0.2526
	CLARITAS PRIVATE LONG SHORT FUND INV MULTIMER	13,582,300	0.0477
Power of attorney 6: MR. ANTONIO CLAUDIO ZEITUNI (Brazilian, legally separated, bearer of the São Paulo Bar Association - OAB/SP registration no. 123.355)	BANESPREV - FUNDO BANESPA DE SEGURIDADE SOCIAL	2,403,119	0.0084
-	MR. MARIO ENGLER PINTO JUNIOR (Identity card - RG no. 4.722.183 SSP/SP and Individual Taxpayer's Registration no.988.910.818-68 )	558,468	0.0019
-	MS.MARIA CRISTINA BISELLI FERREIRA (Identity card - RG no 4.848.638 São Paulo Bar Association - OAB registration no. OAB/SP 39.570)	10,000	0.0000

Minority total	7,278,166,856	25.5619
Majority total	14,313,511,870	50.2588
TOTAL	21,591,678,726	75.8207

São Paulo, April 27, 2006

MR. MARIO ENGLER PINTO JUNIOR	MS. MARIA CRISTINA BISELLI FERREIRA
Chairman of the Presiding Board	Secretary of the Presiding Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 05, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.